Exhibit 99.1
Xinhua Finance Media Announces Management Changes, Strengthened Executive Team and Streamlined Structure
Beijing, May 15, 2007 — Xinhua Finance Media Limited (“XFMedia”) (NASDAQ:XFML), today announced the promotion of several executives in connection with the creation of a shared services group designed to consolidate and simplify certain operational and reporting structures between XFMedia and its parent company, Xinhua Finance Limited (TSE: 9399) (OTC ADRs: XHFNY) “XFL”.
The shared services group is made up of executives from both XFL and XFMedia, and centralizes support for strategy, investor relations, corporate communications, legal services and branding for XFL and XFMedia. This group reports to Fredy Bush, who is CEO of both companies.
XFL, founded in 1999, is a financial information company focusing on China which serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. XFMedia is a China based financial and entertainment media company. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process.
The two Xinhua Finance businesses operate with highly complementary objectives: XFL continually improves the quality and scope of its financial content, while XFMedia focuses on distributing that content to a target audience of high net worth individuals in China via television, radio, newspapers, magazines and other distribution channels.
Fredy Bush, Chief Executive commented, “We are keenly aware of the need for our corporate structure and executive team to stay one step ahead of the rapid development of our businesses. Our sharp focus and clear strategy allows us to think and plan ahead. The Xinhua Finance companies now have more than 10,000 investors globally, in excess of $1.5 billion in market capital and have completed $400 million in M&A transactions. The shared services group is important to the group’s efficient expansion going forward and represents our commitment to sustainable growth.”
John McLean, who has served as XFL General Counsel since 2004, will continue to head up the legal department for the group as part of the shared services team.

Given his in-depth knowledge of both XFL and XFMedia, Shelly Singhal has been appointed Executive Director, Corporate Development, and will serve as a part of the shared services group with responsibility for capital markets activities, transactions, and mergers and acquisitions.
Andrew Chang has been appointed Chief Financial Officer of XFMedia. Andrew joined the finance department of XFL in 2003. He played a key role working closely with Shelly Singhal in the development of the XFMedia business as Managing Director of Finance. Zhu Shan remains in his position as Chief Operating Officer of XFMedia.
David Wang assumes the role of Chief Financial Officer of XFL after serving as Managing Director, Corporate Finance since joining XFL in 2006. He replaces Gordon Lau, who is leaving XFL to pursue other interests. David will assume the role on July 1st and is working closely with Gordon to facilitate a smooth transition. During his tenure with XFL, David worked with Gordon on several financing transactions, including XFL’s $100 million high yield bond financing. Dan Connell continues in his role as XFL Chief Operating Officer.
Fredy Bush added, “These changes in responsibility will better leverage our executive skill set and help build a management infrastructure strong enough to support our ambitious growth plans. Personally, I am very excited to be able to sharpen my focus on what I do best: strategic and tactical planning, leadership and China market development. John, Shelly, David, Dan, Andrew, and Zhu Shan have made valuable contributions to our success and these enhancements to our corporate structure will increase their opportunities to do so in the future. I extend my sincere appreciation to Gordon Lau for his invaluable contribution to the successful development of Xinhua Finance, and wish him the best in his future endeavors.”

Notes to Editors
Biography of two new CFOs
Mr. Andrew Chang
CFO, Xinhua Finance Media Limited
Mr. Chang joined XFMedia parent Xinhua Finance Limited (XFL) in 2003 where he held senior positions in the Corporate Finance Department until November 2006 when he transferred to XFMedia. He successfully managed and completed various acquisitions, fund raisings, and other strategic financial initiatives for both XFL and XFMedia, including their IPOs on the Tokyo Stock Exchange and NASDAQ respectively.
Prior to joining Xinhua Finance, Mr. Chang had over 10 years of investment banking experience in the US, Hong Kong, China and Japan including working at GE Capital, ABN AMRO, and Nomura.
Mr. Chang graduated from University of California at Berkeley.
Mr. David Wang
CFO, Xinhua Finance Limited
Mr. Wang joined Xinhua Finance Limited in October 2006 as Managing Director, Corporate Finance. Prior to that, Mr. Wang had served as a financial advisor to the Company since February 2006 and took a key role in leading a number of major financing transactions for the Company, including its syndicated loan and high yield bond financing, as well as the NASDAQ IPO of its subsidiary Xinhua Finance Media Limited.
Prior to joining XFL, Mr. Wang served as CFO and board member of Kentucky Electric Steel, Vice President of Libra Securities, and worked in the leveraged finance investment banking division of U.S Bancorp Investments, Inc.
Mr. Wang graduated from the Wharton School at the University of Pennsylvania.

About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcasting, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Shanghai, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xinhuafinancemedia.com
Xinhua Finance Media is a subsidiary of Xinhua Finance Limited (“XFL”; TSE Mothers: 9399), China’s premier financial information and media service provider. XFL owns 36.9% of the equity and 85.4% of the voting rights of XFMedia through its holding of class B common shares, which have ten votes per share. The investing public, the company’s China partners, executives and staff own class A common shares in the company with one vote per share. The dual-class common share structure was created to accommodate the regulatory landscape of China’s media sector.
About Xinhua Finance Limited
Xinhua Finance Limited is China’s premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China’s financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide.
For more information, please visit www.xinhuafinance.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements made about proposed changes to personnel and reporting structures and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts
Media Contacts
China
Xinhua Finance Media
Ms. Joy Tsang, +86 21 6113 5999, joy.tsang@xinhuafinancemedia.com
United States
Richard Lewis Communications, Inc.
Mr. Gregory Q. Tiberend, +1 212 827 0020, gtiberend@rlcinc.com
IR Contacts
China
Xinhua Finance Media
Jennifer Chan Lyman, +86 21 6113 5960, jennifer.chan@xinhuafinance.com
United States
Taylor Rafferty
John Dudzinsky, +1 212 889 4350, john.dudzinsky@taylor-rafferty.com